February 18, 2020

Robert B. Brown
Chief Executive Officer
Brickell Biotech, Inc.
5777 Central Avenue
Suite 102
Boulder, CO 80301

       Re: Brickell Biotech, Inc.
           Registration Statement on Form S-3
           Filed February 10, 2020
           File No. 333-236353

Dear Mr. Brown:

       We have limited our review of your registration statement to those issues we have addressed in our comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form S-3

Information Incorporated by Reference, page 56

1. Please revise this section to incorporate the Quarterly Reports on Form 10-Q for the periods ended March 31, 2019 and June 30, 2019 and the Current Reports on Form 8-K
       filed on February 20, 2019 and May 24, 2019.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Robert B. Brown
Brickell Biotech, Inc.
February 18, 2020
Page 2

      You may contact Chris Edwards at (202) 551-6761 or Suzanne Hayes at (202) 551-
3675 with any questions.



                                                       Sincerely,
FirstName LastNameRobert B. Brown
                                                       Division of Corporation
Finance
Comapany NameBrickell Biotech, Inc.
                                                       Office of Life Sciences
February 18, 2020 Page 2
cc:       Anna T. Pinedo
FirstName LastName